 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number:  001-162171

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company"), dated October 5, 2011, with a letter to the Company's shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: October 5, 2011	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tankers Limited (NYSE:NAT) – A different company with a strong balance sheet and a unique operating model.

Hamilton, Bermuda, October 5, 2011

Dear Shareholder,

I'd like to share with you some of my thoughts about the current capital market and its impact on stock prices. You may recall I wrote you a letter on August 30ththat carried the headline, “NAT is different”.

I believe that NAT is fundamentally different from other stock listed tanker companies, and thus should not be lumped with them. Let me be more specific in outlining the main points that differentiate NAT.

First, NAT has only one type of vessels - the suezmax vessel. This type of vessel (150,000 deadweight tonnes) can carry 1 million barrels of oil and is highly versatile, able to be utilized on most long haul trade routes.The vessel can load/discharge in many ports.

The VLCCs (very large crude carriers, with a dwt of 300,000 tonnes) can carry 2 million barrels of oil, and normally load only in a few places in the world due to their large size and draft.

The advantages of trading a suezmax fleet are particularly reflected in today's rate environment. As we speak, some VLCCs have negative earnings in the spot market, i.e. they do not at all cover the operating cash costs. That means that the voyage revenue generated by a VLCC, minus the fuel needed and other cost items to complete the trip, have recently been negative on occasions. This also means that the operating costs, such as crewing, spare parts etc., and administration costs are not covered.

By contrast, at the time of this message, suezmaxes are earning about $7,000 to $14,000 per day depending on the route. The average figure in early October is somewhere near our cash break-even level of about $11,000 per day per vessel, and that includes all operating and administrative cash costs. It is important to keep in mind that the tanker market may change quickly and unexpectedly.

A homogenous fleet also helps keep down operating and administration costs, which contribute in keeping our cash-breakeven level low.

Second, NAT has a unique balance sheet with little net debt and a credit facility available. Upon delivery of the last newbuilding from Samsung (the Nordic Zenith) later this month, we expect to have drawn about $200 million for working capital and investments. The net debt is then approximately $7 million per vessel, a very comfortable level. The credit facility is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a small commitment fee for undrawn amounts.  This means that our cash breakeven rate of about $11,000 per day per vessel is significantly lower than that of companies with a high leverage. Many companies would typically have a cash break-even rate between $15,000-$25,000 per day per vessel.

Third, NAT has a full dividend payout policy that we will continue to follow. The actual dividend to be paid is always decided by the Board of Directors. We believe that the present dividend rate reflects a support to the shareholders from a unique and financially strong company.  For 2Q2011 we paid a dividend of $0.30 per share and as indicated in my letter of August 30th, 2011 we expect to keep that dividend for the third quarter in spite of the weak tanker market during the period.

Dear friends, when investing in shipping, it is important to realize that companies differ. Shipping companies are not all over-encumbered with debt, they are not all exposed to the most volatile revenue streams, and they are not all seeing their equity wiped out. I have said many times that NAT is in excellent shape and we remain firmly committed to protecting the underlying earnings and dividend potential through a disciplined and conservative policy. I am more convinced now than ever that this is the case for Nordic American. Significant opportunities lie ahead!

Sincerely,
Nordic American Tankers Limited
Herbjorn Hansson
Chairman & CEO

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tankers Ltd.
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Head of Investor Relations, Norway
Nordic American Tankers Ltd.
Tel: +1 800 601 9079 or + 47 908 26 906

Jacob Ellefsen, Head of Research, United Kingdom
Nordic American Tankers Ltd.
Tel: + 44 20 31 78 58 20   or + 44 78 27 92 94 11

Gary J. Wolfe
Seward &Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tankers Ltd.
Tel:  +1 866 805 9504 or + 47 901 46 291